Exhibit 99.33

Notice to LSE and ASX

Rio Tinto agrees sale of Kestrel mine to EMR and Adaro for $2.25 billion

27 March 2018

Rio Tinto has entered into a binding agreement with a consortium comprising private equity manager EMR Capital (EMR) and PT Adaro Energy Tbk (Adaro), an Indonesian listed coal company, for the sale of its entire 80 per cent interest in the Kestrel underground coal mine in Queensland, Australia, for $2.25 billion.

Rio Tinto chief executive J-S Jacques said “The sale of Kestrel, together with the announced divestments of Hail Creek and our undeveloped coal projects, delivers exceptional value to our shareholders and will leave our portfolio stronger and more focused on delivering the highest returns through targeted allocation of capital.

I would like to thank the many people at Rio Tinto and the communities where we operate, whose hard work and commitment has contributed to the success of the coal business over many years. I wish them continued success under new ownership.”

The transaction is subject to customary conditions precedent being satisfied, including the receipt of regulatory approvals from Australia’s Foreign Investment Review Board and the Queensland Government.

Subject to all regulatory approvals and other conditions precedent being satisfied, completion is expected to occur in the second half of 2018. It will bring the total amount achieved from the recent divestments of Rio Tinto’s Queensland coal assets to $4.15 billion, with the funds to be used for general corporate purposes.

Rio Tinto anticipates that Australian income tax will be payable on sale proceeds which are in excess of the cost base of the assets at completion. The currently estimated tax payable is in the order of $0.5 billion, however the quantum of tax payable will depend on the final proceeds (after taking into account working capital adjustments), the tax cost base at completion and the total of capital gains and losses realised by the Rio Tinto Australian tax consolidated group at 31 December 2018.

About the Asset*

The Kestrel mine is located in the Bowen Basin, 40km north-east of Emerald in central Queensland, Australia. Kestrel employs longwall mining to produce high quality coking and thermal coal products for export markets.

In 2017 the Kestrel mine produced 5.1 million tonnes of saleable coal, comprising 4.25 million tonnes of hard coking coal and 0.84 million tonnes of thermal coal. At 31 December 2017, Rio Tinto reported marketable reserves for Kestrel of 146 million tonnes and mineral resources of 241 million tonnes.

In 2017 Kestrel generated EBITDA of $341 million and profit before tax of $258 million, being Rio Tinto’s attributable share. Rio Tinto’s share of gross assets at 31 December 2017 was $1,441 million.

*Note – production, ore reserves and mineral resources:

Production, marketable reserves and mineral resources tonnages are shown on a 100 per cent basis.

The estimate of total marketable reserves for Kestrel was reported on page 228 of the Rio Tinto 2017 Annual Report, released to the market on 2 March 2018 and available on www.riotinto.com.

The Competent Persons responsible for this reserve estimate were Dr Richard Ruddock AusIMM and Mr Lawrence Simmonds AusIMM.

The estimate of mineral resources for Kestrel was reported to the market on page 234 of the Rio Tinto 2017 Annual Report, released to the market on 2 March 2018 and available on www.riotinto.com.

The Competent Person responsible for this resource estimate was Dr Richard Ruddock AusIMM.

Rio Tinto is not aware of any new information or data that materially affects the above estimates as reported in the 2017 Annual Report and confirms that all material assumptions and technical parameters underpinning these estimates continue to apply and have not materially changed.

The form and context in which each Competent Person’s findings are presented have not been materially modified.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1  Additional regulated information required to be disclosed under the laws of a Member State

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404